UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2015
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Offshore Ltd. (the "Company") dated November 9, 2015, announcing the Company's dividend and earnings report for the third quarter of 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD. (registrant)

Dated: November 10, 2015	By:	/s/ Tor-Øyvind Bjørkli
		Name:	Tor-Øyvind Bjørkli
		Title:	Chief Executive Officer

Exhibit 1

Nordic American Offshore Ltd. (NYSE:NAO) 3Q2015 Dividend and Earnings Report

Hamilton, Bermuda, November 9, 2015.

Nordic American Offshore Ltd. ("NAO" or "the Company") became stock listed on the New York Stock Exchange (NYSE) on June 12 last year.  Our ship management partners, board and staff have a wealth of experience in the offshore and Platform Supply Vessels (PSVs) business dating back several decades. NAO is also well positioned to weather challenging market conditions thanks to its quality fleet and strong balance sheet. We have succeeded in expanding our customer base considerably. For these reasons, NAO should be differentiated from other PSV companies.

The main elements of the strategy of Nordic American Offshore Ltd. are based on the same fundamentals as those of Nordic American Tankers Limited (NAT). Quarterly dividends, low debt and full transparency are among those fundamentals.

In the challenging market for PSVs, we see opportunities to grow the Company. NAO has ten high-quality PSVs built in Norway in the period 2012-2016. Eight of these are now in operation. Two more are under construction in Norway for delivery in April and June 2016. Our vessels have very low fuel consumption, resulting in low emissions and producing attractive transportation economics.

As announced on October 15, 2015, NAO has declared a dividend of $0.15 per share for 3Q2015. The record date is October 28, 2015 and the payment of dividend is expected to take place about November 11, 2015.  Since its original establishment in late 2013, NAO has paid dividends for 7 consecutive quarters, totalling $2.29 per share, including the dividend to be paid about November 11, 2015. In June 2014, NAO relocated from the Oslo OTC (Over the Counter) exchange to the New York Stock Exchange (NYSE).

The Company's PSVs are currently employed in the North Sea. The fall of oil prices since 3Q2014 is affecting service providers to the oil industry. In the case of PSVs, demand from new projects has been reduced, while demand from existing production facilities has not been affected as much.

Key points to consider:

•	Operating cash flow[1] in 3Q2015 was $1.0m. In 2Q2015, operating cash flow was $3.4m.
•	Earnings per share (EPS) in 3Q2015 were -$0.13. EPS in 2Q2015 and 3Q2014 were -$0.02 and $0.12, respectively. Net Income came to -$3.1m in 3Q2015. In 2Q2015 and 3Q2014 Net Income was -$0.4m and $2.8m, respectively.
•	The USD cost price of our newbuildings was at the time of order equivalent to $44m. The vessels were ordered in Norwegian Kroner (NOK). As a result of a stronger dollar the cost of the two vessels delivered in January 2015 was $36m each. Assuming the current relationship between the USD and NOK is maintained, the average cost of the 2016 newbuildings will be about $34m per vessel.

___________________________________

1 Operating cash flow is a non-GAAP measure. Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

•	NAO had at the end of 3Q2015 total net debt of $33.7m for its eight trading ships, or about $4.2m per vessel. $42m of its $150m credit facility was drawn.
•	Including the recently agreed credit facility of $150m, NAO is fully financed up to early 2020.
•	In conjunction with the relocation from Oslo to NYSE, NAO completed an IPO on the NYSE on June 12, 2014 which strengthened NAO's equity by $100m to finance a significant part of the vessels which were delivered in January 2015 and the newbuildings to be delivered in 2016.

•	In response to the low oil price and difficult market conditions in the North Sea, a number of our competitors have placed vessels in layup, thereby reducing the available transportation capacity in the marketplace. NAO maintains industry leading breakeven cost levels. All our PSVs are working with high utilization rates.

Financial Information

On October 15, 2015, the Board declared a cash dividend of $0.15 per share for 3Q2015 to shareholders of record as of October 28, 2015. The payment date is on or about November 11, 2015.

Net Income was -$3.1m in 3Q2015. In 2Q2015 and 2Q2014 Net Income was -$0.4m and $2.8m, respectively.

For the two January 2015 built vessels there was a currency gain of about $8m for each ship because of the strong US dollar. Currency wise, we have covered forward one of the 2016 newbuildings at a total price of about $35m.

The Company's operating cash flow was $1.0m in 3Q2015. In 2Q2015 and 3Q2014 the operating cash flow was $3.4m and $6.0m, respectively.

On May 21, 2015, NAO announced a share repurchase program allowing NAO to buy back up to 2.5 million shares in the open market. As of this report NAO has repurchased 645,612 shares at an aggregate cost of about $4.4m at about $6.72 per share. NAO currently has a total of 22,785,758 shares outstanding.

The figures show that the 3Q2015 results were somewhat weaker compared with the previous quarter. While activity in the North Sea has been impacted by the decrease in the oil price, the number of available vessels resulted in an unusually weak summer market.

As a matter of policy, the Company always focuses on maintaining a strong balance sheet with low net debt. At the end of 3Q2015, net debt per NAO vessel in operation was $4.2m. NAO has in place until early 2020 a non-amortizing credit facility of $150 million, of which $42m has been drawn as of September 30, 2015. Several offshore service companies are in a difficult financial position.  Going forward, in this challenging environment, NAO sees opportunities.

We concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly.

The Fleet

Our fleet is comprised of ten high-quality PSVs including two newbuildings. All our vessels operate in the UK and in the Norwegian sectors of the North Sea. The vessels may operate in either sector or elsewhere. The significant fuel efficiency and low emissions of our ships and other technical features are attractive for our customers.

The Company's objective is to ensure spot or term employment for the fleet, including for the newbuildings. The specifications of the Company's vessels are by and large the same.

The PSV Market

The Company believes the market for our PSVs has been impacted by the decline in the oil price.

PSVs are critical to operating offshore and represent a small part of total oil production costs. The recent reduction in the oil price may affect future offshore exploration activities. It should be noted that PSVs are part of the entire life-cycle of an offshore oilfield.

Several of our vessels are suitable for operations in the Arctic. The Norwegian government has recently announced that new blocks are available for drilling operations in the Barents Sea, which is considered an Arctic region.

At the same time, the geopolitical tensions between Russia and the West are impacting offshore drilling activities in Northern/Arctic waters.

Strategy Going Forward

The main elements on which NAO's strategy is based, are the same fundamentals as those of Nordic American Tankers Limited, including quarterly dividends, low debt, low G&A costs, high liquidity in the stock and full transparency.

We believe that our dividend policy will continue to enable us to achieve a competitively priced risk adjusted cash yield and a positive total return2 over time compared with that of other companies.

NAO is firmly committed to protecting its underlying earnings, dividend potential and strong balance sheet.

Our Company is well positioned for the future. We shall endeavor to safeguard and further strengthen the position for our shareholders in a deliberate, predictable and transparent way.

We encourage prospective investors interested in the Offshore Supply Vessel sector to consider buying shares in NAO.

* * * * *

___________________________________

2 Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Nine Months Ended
Amounts in USD '000	Sep. 30, 2015 (unaudited)	Jun. 30, 2015 (unaudited)	Sep. 30, 2014 (unaudited)	Sep. 30, 2015 (unaudited)	Sep. 30, 2014 (unaudited)

Net Charter Revenue	7,954	11,276	14,309	28,164	41,619

Vessel Operating Costs	(6,049)	(6,859)	(5,873)	(18,866)	(16,985)
General and Administrative Costs	(912)	(1,046)	(2,502)	(3,197)	(4,564)
Depreciation Cost	(3,358)	(3,621)	(2,708)	(10,630)	(8,124)
Operating Costs	(10,318)	(11,525)	(11,083)	(32,694)	(29,673)
Net Operating Income (Loss)	(2,364)	(249)	3,226	(4,530)	11,946

Interest Income	0	1	44	34	91
Interest Costs	(466)	(556)	(134)	(1,306)	(794)
Other Financial Income (Costs)	(271)	388	(311)	(605)	(1,379)
Total Other Costs	(736)	(167)	(401)	(1,877)	(2,082)
Income taxes	0	0	0	0	(1,212)
Net Income (Loss)	(3,101)	(416)	2,825	(6,407)	8,652
Basic Gain (Loss) per Shares	(0.13)	(0.02)	0.12	(0.27)	0.45
Basic Weighted Average Number of Common Shares Outstanding	23,172,624	23,428,435	23,431,370	23,343,195	19,264,166
Common Shares Outstanding	22,931,396	23,334,427	23,431,370	22,931,396	23,431,370

*) The G&A for the three months and nine months ended September 30, 2014 includes $1.5m paid as fees related to the listing which is one time non-recurring item

CONSOLIDATED CONDENSED BALANCE SHEETS	Sep. 30, 2015 (unaudited)	Sep. 30, 2014 (unaudited)	Dec. 31, 2014 (unaudited)[1]
Amounts in USD '000

Cash and Cash Equivalents	7,432	7,887	46,398
Cash Deposit	0	45,000	0
Accounts Receivable, net	3,714	7,601	3,103
Prepaid Expenses	275	182	350
Inventory	930	306	235
Other Current Assets	3,590	998	1,657
Total current assets	15,941	61,973	51,744
Vessels, Net	317,519	257,619	255,043
Deposit on Contracts for Vessels	7,962	14,178	15,176
Other Non-current Assets	1,256	497	459
Total non-current assets	326,737	272,294	270,678
Total Assets	342,677	334,267	322,421

Accounts Payable	1,115	599	882
Accounts Payable, related party	511	574	673
Other Current Liabilities	6,033	434	1,636
Total Current liabilities	7,659	1,607	3,191
Long-term Debt	0	0	0
Other Long-term	42,000	0	0
Other Long-term Liabilities	2,147	1,212	0
Total Non-current Liabilities	44,147	1,212	0
Shareholders' Equity	290,871	331,449	319,230
Total Liabilities and Shareholders' Equity	342,677	334,267	322,421

[1] Annual 2014 financial information derived from audited financial statements

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Nine Months Ended		Twelve
			Months ended
	Sep. 30, 2015	Sep. 30, 2014	Dec. 31, 2014
Amounts in USD '000	(unaudited)	(unaudited)	(unaudited)[1]

Net Cash Provided by (Used in) Operating Activities	7,627	10,753	17,183

Investment in Vessels	(63,480)	(132,978)	(133,279)
Down payment on Contracts	(1,661)	(14,178)	(15,107)
Cash Deposit	0	(45,000)	0
Net Cash Provided by (Used in) Investing Activities	(65,142)	(192,156)	(148,386)

Net Proceeds from Issuance of Common Stock	0	100,153	100,199
Proceeds from Use of Credit Facility	42,000	40,000	40,000
Repayments on Credit Facility	0	(40,000)	(40,000)
Credit Facility Costs	(1,217)	0	(765)
Repurchase of Treasury Stock	(3,451)	0	0
Cash Dividends Paid to Shareholders	(18,484)	(20,676)	(31,221)
Net Cash Provided by (Used in) Financing Activities	18,848	79,477	68,212

Net Increase (Decrease) in Cash and Cash Equivalents	(38,667)	(101,926)	(62,990)
Effect of exchange rate changes on Cash	(300)	(6)	(430)
Cash and Cash Equivalents at Beginning of Period	46,398	109,819	109,819
Cash and Cash Equivalents at End of Period	7,432	7,887 *	46,398

* Total cash was $52.9 million including the term deposit of $45 million

[1] Annual 2014 financial information derived from audited financial statements

NORDIC AMERICAN OFFSHORE LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Nine Months Ended
Amounts in USD '000	Sep. 30 2015 (unaudited)	Jun. 30 2015 (unaudited)	Sep. 30, 2014 (unaudited)	Sep. 30 2015 (unaudited)	Sep. 30, 2014 (unaudited)
Net Operating Income (Loss)	(2,364)	(249)	3,226	(4,530)	11,946
Depreciation Costs	3,358	3,621	2,708	10,630	8,124
Operating Cash Flow (1)	993	3,372	5,934	6,101	20,070

(1) Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Tor-Øyvind Bjørkli, Chief Executive Officer
Nordic American Offshore Ltd.
Tel: +47 90 62 70 14

Herbjørn Hansson, Executive Chairman
Nordic American Offshore Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291

Jan H. A. Moller, Head of Investor Relations & Financial Manager
Nordic American Offshore Ltd.
Tel: +47 33 42 73 00 or +47 90 11 53 75

Turid M. Sørensen, Chief Financial Officer
Nordic American Offshore Ltd.
Tel: +47 90 57 29 27

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223